File No. 82-34700

Airspray®

RECEIVED
2004 AUG 26 P 3:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press release

To

04036553

Alkmaar, August 24, 2004

SUPPL

Airspray: Healthy volume growth first half 2004

- **The number of dispensers sold increased 15%**
- **Sales up 4% to EUR 16.9 million, at constant exchange rates sales grew 15% (1H 2003: EUR 16.2 million)**
- **Net result up 1 % to EUR 2.6 million (1H 2003: EUR 2.5 million)**
- **Strong growth in the U.S. with Procter & Gamble added as new customer**
- **Management maintains its expectation of double digit local currency and volume growth for the full year 2004**

Results

With the reported good start of the year, Airspray was able to continue its solid growth, realizing volume growth of 15% for the first half of the year. Due to the exchange rate effect sales revenue grew 4% to EUR 16.9 million, at constant exchange rates Airspray would have shown 15% sales growth. As a larger percentage of the cost of sales, as opposed to turnover, is realized in euros, the gross margin declined to 40% (H1 2003: 44%). There was no margin decline due to increased margin pressure. Airspray intends to increasingly mould and assemble the products for the U.S. market in the U.S., thereby creating a natural hedge.

In volume, Airspray grew significant in the U.S. capitalizing on the growing economy. In euros, North America realized 60% of the turnover, Europe 35% and other 5%.

The net result grew 1% to EUR 2.6 million for the first half of 2004. The earnings per share were stable at EUR 0.48 compared to 2003.

PROCESSED
AUG 30 2004
THOMSON FINANCIAL

During the first six months Airspray invested EUR 1.3 million primarily in new moulds and assembly equipment. Airspray's balance sheet remains very strong with a solvability of 83%, which is at the same level as last year.

dlw 8/30

Operational review of first half 2004

Airspray was able to capitalize on the strong economic growth in the U.S.; large customers ordered more, new projects got started and/or materialized and small customers reordered. In

Airspray®

Europe we experience solid growth in the UK and France while Germany and Italy were lagging in line with overall economic circumstances. The most visible introductions were Procter & Gamble's Pantene Pro-V Hair conditioning foam and Dial *Tone* Hand soap in the U.S. Mini foamers and the Water resistant family are continuing to grow most significantly.

Airspray continued its product development of the new Dual Foamer and Symplicity lotion pump for launch later this year. Designs have been finalized and production moulds ordered.

Turnover per segment

The **skin care segment** in the total mix of Airspray's turnover still accounted for 32% in the first half of the year. Intimate hygiene, which is part of the skin care segment, continues to grow with leaps and bounds. The share of the **hand soap** remained 27% of turnover. Despite P&G's Pantene volumes **Hair care's** share slightly declined to 20% while the newly identified **Sun care** segment grew to 13%. Segment **other** was 8%.

Two fast growing subsegments are commercial soap dispensers and intimate hygiene. Commercial foaming soap dispensers started sales in 1998 but are continuing to increase in annual volume, number of customers and an increased number of development projects. Intimate hygiene, which initially took off in Italy is now growing in many geographic markets.

IFRS

Like all other public companies in Europe, Airspray is scheduled to start reporting according to IFRS accounting standards beginning of next year. In anticipation, already since 2001, Airspray decided to capitalise and depreciate development cost of new products. In addition, remaining carry forward losses in the United States were capitalized. Both these changes are mandatory under IFRS.
The only change with an effect on the financial result, which will take place in 2005, is the estimated cost of granted options in the profit and loss statement. The effect of this change on the net result will be limited.
Also, effective 2005, deferred tax liability will be stated at nominal versus present value. This change will be executed in accordance with IFRS in the opening balance for 2005 without an effect on the result.

Other information

In relation to the ongoing lawsuit filed by SBS/DEB against Gojo, in which Airspray is also involved, Gojo has signed an agreement with Airspray that it will take care of the legal case and expenses.
In relation to the company's intention to purchase its own shares, Airspray obtained approval from its shareholders during the AGM in May to withdraw up to 5% of its outstanding shares during the course of 2004.

In view of the limited beneficial effect, Airspray has decided to exit the Nextprime segment of Euronext.

Outlook

Taking everything into account, management maintains a forecast of double-digit local currency and volume growth for all of 2004.

Profile Airspray
Airspray is a leading producer of high value-added, innovative dispensers. Airspray is market leader in mechanical instant foam dispensers. Airspray sells its products to producers of consumer products who include multinationals like Procter & Gamble, Unilever, Wella, Colgate, L'Oréal, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs over 115 people. Airspray is a 'technology-driven' enterprise. During its 21 year existence, Airspray has developed expertise in R&D, in bringing innovative dispensing solutions to mass production and in their worldwide marketing. Airspray now has several dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998. In the U.S., the company is traded over-the-counter ("AYAKY").

/ / / / /

For more information:

Airspray N.V.
Mr. Robert F. Brands, CEO
Mr. Jan van der Schaaff, CFO
Telephone: + 31 72 541 46 66
www.airspray.net

File No. 82-34700

Airspray®

CONSOLIDATED PROFIT AND LOSS ACCOUNT at June 30
In EUR. x 1,000

		2004		2003	growth%
Net sales		**16.879**		**16.159**	**4%**
Cost of sales		- 10.124		- 9.005	12%
Gross margin		**6.755**		**7.154**	**-6%**
Selling expenses	- 323		- 323		
G & A expenses	- 2.453		- 2.899		
		- 2.776		- 3.222	-14%
Operational result		3.979		3.932	1%
Financial charges		- 73		- 50	
Result before tax		**3.906**		**3.882**	**1%**
Tax		- 1.347		- 1.339	1%
Net profit		**2.559**		**2.543**	**1%**
		=======		=======	

RATIOS

	2004	2003
In EUR.		
Earnings per share (ave.)	0.48	0.48
Cash flow per share (ave.)	0.66	0.65
Equity per share (end)	5.10	4.66
In %		
Return on equity (ave.)	19%	20%
Gross margin	40%	44%
Operational margin	24%	24%
Number of shares (average)	5.287.842	5.280.485
Number of shares (end)	5.287.842	5.280.485

Airspray®

CONSOLIDATED BALANCE SHEET
In EUR. x 1,000

ASSETS	**30-06-2004**		**31-12-2003**	
FIXED ASSETS				
Intangible fixed assets	1.904		1.610	
Buildings	3.824		3.896	
Operating assets and other tangible assets	12.125		11.556	
Financial fixed assets	1.823		2.322	
		19.676		19.384
CURRENT ASSETS				
Inventories		3.687		2.727
Receivables				
Debtors	5.364		6.340	
Other receivables	1.688		1.271	
		7.052		7.611
Cash		2.169		3.517
Total assets		**32.584**		**33.239**

LIABILITIES	**30-06-2004**		**31-12-2003**	
Shareholders' equity		26.953		27.553
Long-term debts		2.327		2.366
Short-term debts				
Trade creditors	1.801		1.702	
Other liabilities	1.503		1.618	
		3.304		3.320
Total liabilities		**32.584**		**33.239**

Airspray®

CONSOLIDATED CASH FLOW STATEMENT
In EUR x 1,000
First half year

Cash flow from operational activities

	2004	2003
Net profit	2.559	2.543
Depreciation	908	886
Cash flow generated	3.467	3.429
Increase of working capital	-417	-942
Cash flow from operations	3.050	2.487

Cash flow from investment activities

Investment in intangible assets	-310	-329
Investment in tangible assets	-1.329	-1.935
Investment in financial assets	499	414
Cash flow from investment activities	-1.140	-1.850

Cash flow from financing activities

Dividend paid	-3.331	-2.640
Change in long-term debts	-39	-117
Cash flow from financing activities	-3.370	-2.757
Net cash flow	-1.460	-2.120
Exchange rate and conversion difference	112	-240
Change in financial resources	**-1.348**	**-2.360**
Cash begin of period	3.517	2.848
Cash end of period	2.169	488